RECD S.E.C.
JUN 2 8 2004
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

04031333

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SAMMY CORPORATION
(Names of Persons Furnishing Form)

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department, President Office
Sammy Corporation
23-2, Higashi-Ikebukuro 2-chome, Toshima-ku,
Tokyo 170-8436 Japan
Telephone 81-3-5950-3785

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of Resolutions Made at the 29th Ordinary General Shareholders Meeting which was distributed to shareholders of Sammy Corporation on June 25, 2004 (Tokyo). Attached as Attachment II is an English translation of the Information Regarding the Handling of Sammy Corporation Shares and Other Matters in Connection with the Share-for-Share Exchange which was distributed together with the Notice of Resolutions of the 29th Ordinary General Meeting of Shareholders above to shareholders of Sammy Corporation on June 25, 2004 (Tokyo). Attached as Attachment III is an English translation of the Notice Regarding Certain Personnel and Organizational Changes which is expected to be posted on Sammy Corporation's website at http://ir.sammy.co.jp/top_e.jsp on or after June 29, 2004 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Extraordinary Report of Sammy Corporation filed with the Kanto Local Finance Bureau of the Japanese Ministry of Finance through its electronic disclosure system EDINET on June 28, 2004 (Tokyo). Sammy Corporation is also deemed to have submitted a notice to the Tokyo Stock Exchange with respect to the Extraordinary Report referenced above and attached as Exhibit I. Sammy Corporation has also submitted the Notice Regarding Certain Personnel and Organizational Changes referenced above and attached as Attachment III to the Tokyo Stock Exchange on June 25, 2004 (Tokyo).

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SAMMY CORPORATION

____
(Signature)

Keishi Nakayama
Senior Managing Director
(Name and Title)

June 28, 2004
(Date)

Attachment I

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED TO UNITED STATES SHAREHOLDERS FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS AND DOES NOT CONSTITUTE A NOTICE OF RESOLUTIONS MADE AT THE SHAREHOLDERS MEETING. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION UNDER JAPANESE LAW AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 25, 2004

To the shareholders of SAMMY CORPORATION

2-23-2 Higashi Ikebukuro Toshima-ku, Tokyo, Japan

SAMMY CORPORATION

Kenkichi Yoshida
President and Representative Director

Notice of Resolutions Made at the 29th Ordinary General Shareholders Meeting

Dear Shareholders:

We are pleased to inform you that at the 29th Ordinary General Meeting of Shareholders of SAMMY CORPORATION held on June 25, 2004, a report was given, and resolutions passed as follows.

Notes

Matters reported: The Business Report, the Balance Sheet and the Profit and Loss Statement for the 29th Business Term (from April 1, 2003 to March 31, 2004)
A report was made on these financial statements.

Matters voted upon:

1st proposal: To Approve of the Proposed Appropriation of Retained Earnings for the 29th Business Term
The above proposal was adopted as originally proposed. It was decided that SAMMY CORPORATION would distribute an ordinary dividend of 40 yen and a

commemorative dividend of 10 yen for the remarkable success of our brand pachislot machine, "Hokutonoken," rendering the total dividend 50 yen per share.

2nd proposal: To Establish of a 100% Parent Company Through a Share-for-Share Exchange
The above proposal was adopted as originally proposed. Further, this resolution will become effective with the approval of the ordinary general shareholders meeting of SEGA CORPORATION and the approval of the administrative authorities upon which SAMMY CORPORATION and SEGA CORPORATION will each become a wholly-owned subsidiary of a 100% parent company, SEGA SAMMY HOLDINGS INC. on October 1, 2004, the date when the share-for-share exchange is to take place (the period when the share-for-share exchange is to be made).
* Depending on the progress of the share-for-share exchange, if required, and through discussions between SAMMY CORPORATION and SEGA CORPORATION, the date for the share-for-share exchange given above may be changed.

3rd proposal: To Amend Certain Parts of the Articles of Incorporation
The above proposal was adopted as originally proposed.

4th proposal: To Elect Eight (8) Directors
The above proposal was adopted as originally proposed. Hajime Satomi, Toru Katamoto, Keishi Nakayama, Kiyofumi Sakino, Yoshiharu Suzuki, Kenkichi Yoshida, Hideo Yoshizawa, and Katsuya Kondo were elected to the position of director, and all assumed their offices.

5th proposal: To Elect Three (3) Statutory Auditors
The above proposal was adopted as originally proposed. Hisao Hirakawa, Etsuo Sakai and Akio Kioi were elected to the position of statutory auditor, and all assumed their offices.

6th proposal: To Elect One (1) Substitute Statutory Auditor
The above proposal was adopted as originally proposed. Mineo Enomoto was elected to the position of substitute statutory auditor and assumed the office.

7th proposal: To Grant Retirement Allowances to a Retiring Director and Retiring Statutory Auditors
The above proposal was adopted as originally proposed.

Concerning the Payment of Cash Dividends

SAMMY CORPORATION will transfer a cash dividend for the 29th business term to a designated bank account for shareholders who have previously specified payment by means of a bank transfer. We ask other shareholders to accept the cash dividend with the enclosed "Notice of Payment by Postal Transfer."

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED TO UNITED STATES SHAREHOLDERS FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 25, 2004

To the Shareholders of SAMMY CORPORATION

2-32-2 Higashi Ikebukuro Toshima-ku, Tokyo, Japan
SAMMY CORPORATION
Kenkichi Yoshida
President and Representative Director

<u>Information Regarding the Handling of SAMMY CORPORATION Shares and Other Matters in Connection with the Share-for-Share Exchange</u>

Dear Shareholders:

In accordance with the resolutions passed at the ordinary general meeting of shareholders held today, SAMMY CORPORATION, jointly with SEGA CORPORATION, will establish a holding company, SEGA SAMMY HOLDINGS INC., of which it will become a wholly-owned subsidiary as of October 1, 2004, the date of the share-for-share exchange; *provided*, *however*, that such will not be the case in the event that the resolution of the ordinary general shareholders meeting of SEGA CORPORATION and the approval of the relevant governmental authority under applicable law cannot be obtained.

In this connection, we will allot one (1) SEGA SAMMY HOLDINGS INC. share for each SAMMY CORPORATION share held by shareholders whose names appear on our shareholder register (which term, as provided herein, shall include the beneficial shareholder register) as of the date preceding the date of the share-for-share exchange (*i.e.*, September 30, 2004).

Kindly take note of the general timetable relating to the handling of our shares set forth below.

Notes

General Timetable Relating to the Handling of Our Shares

Scheduled Date	Principal Events	Distribution of Shares and Other Matters
August 25, 2004 (Wed)	Public Notice Regarding Surrender of Share Certificates (Nihonkeizai Shimbun)	We plan to mail the "Information Regarding Procedures for Surrendering Share Certificates" to shareholders holding our share certificates as of early August. We will also mail certain information regarding our

	Mailing of information regarding procedures for surrendering share certificates	shares to shareholders not holding share certificates.
August 26, 2004 (Thu)	Commencement of application to surrender share certificates	Our shares can be purchased and sold until September 24, 2004 (Fri). If you surrender your share certificates without utilizing the book-entry transfer system, you will be unable to sell your holdings until you receive the new SEGA SAMMY HOLDINGS INC. share certificates.
September 27, 2004 (Mon)	Delisting of our shares	In connection with the delisting, regular trading of our shares on the Tokyo Stock Exchange will terminate as of the final trade on September 27, 2004 (Mon). In addition, repurchase or sales requests which are made by you to us with respect to shares constituting less than one unit will not be accepted beyond September 24, 2004 (Fri) and late September 2004, respectively.
September 30, 2004 (Thu)	Final date of application to surrender share certificates	
October 1, 2004 (Fri)	Date of share-for-share exchange Establishment of SEGA SAMMY HOLDINGS INC. Listing of SEGA SAMMY HOLDINGS INC. shares on the Tokyo Stock Exchange	With respect to those shares for which the use of the book-entry transfer system will be processed before mid-September 2004, the SEGA SAMMY HOLDINGS INC. shares allotted therefor in connection with the share-for-share exchange may be sold on the Tokyo Stock Exchange from October 1, 2004 (Fri).
November 19, 2004 (Fri)	Commencement of exchange for SEGA SAMMY HOLDINGS INC. share certificates	The SEGA SAMMY HOLDINGS INC. share certificates allotted pursuant to the share-for-share exchange will be mailed to the registered addresses on November 19, 2004 (Fri). With respect to the shareholders utilizing the book-entry transfer system or holding SEGA SAMMY HOLDINGS INC. shares constituting less than one unit allotted pursuant to the share-for-share exchange, a notice regarding the allotment of SEGA SAMMY HOLDINGS INC. shares will be mailed to the registered addresses by SEGA SAMMY HOLDINGS INC.

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TRANSLATION: THIS ENGLISH TRANSLATION IS BEING PROVIDED FOR THE SOLE PURPOSE OF COMPLYING WITH CERTAIN REQUIREMENTS UNDER UNITED STATES SECURITIES LAWS. IT IS NOT INTENDED IN ANY WAY TO SUBSTITUTE OR REPLACE THE ORIGINAL JAPANESE VERSION AND IF THERE IS ANY DISCREPANCY BETWEEN THE ORIGINAL JAPANESE VERSION AND THIS TRANSLATION, THE ORIGINAL JAPANESE VERSION SHALL GOVERN.

June 25, 2004

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Kenkichi Yoshida, President and Representative Director (Chief Operating Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice Regarding Certain Personnel and Organizational Changes

Notice is hereby given that in accordance with the resolution adopted at a meeting of the Board of Directors of Sammy Corporation (the "Company") held on June 25, 2004, certain personnel and organizational changes will be implemented as described below:

Description

1. Personnel changes (as of June 25, 2004)

New Title	Name	Former Title
Executive Officer and Division Manager, Production Division	Kunihiko Watanabe	Division Manager, Production Division
Retired	Norihiko Harada	Senior Executive Officer

2. Organizational changes (see attached organizational chart)

In preparation for the establishment of the 100% holding company through a share-for-share exchange with SEGA CORPORATION as resolved at the 29th Ordinary General Meeting of Shareholders held on June 25, 2004, we will establish the SEGA SAMMY Business Combination Planning Office and implement the following personnel changes as of July 1, 2004:

New Title	Name	Former Title
Managing Director, in charge of Audit Office and General Manager, SEGA SAMMY Business Combination Planning Office	Kiyofumi Sakino	Managing Director, in charge of Audit Office
General Manager, Business Strategy Department, AM/N.E.W.S. Business Division and Member, SEGA SAMMY Business Combination Planning Office	Takatoshi Akiba	General Manager, Business Strategy Department, AM/N.E.W.S. Business Division

Organization Chart of Sammy Corporation
(as of July 1, 2004)


Board of Auditors
Board of Directors
Chairman
Vice-Chairman
President and Chief Executive Officer
Audit Office
SEGA SAMMY Business Combination Planning Office
Production Division
Products Distribution Department
Administration Department
Manufacturing Department
Production Administration Department
AM/N.E.W.S. Business Division
Project Control Department
Business Project Department
Business Strategy Department
Amusement Sales & Marketing Division
Overseas Business Control Department
Business Administration Department
Business Development Department
Sales Department
SP Business Control Office
SP Sales Division
Marketing Control Department
Merchandise Department
Agency Control Department
Administration Department
Sales Control Department
Business Planning Office
R&D Control Office
N.E.W.S. R&D Division
Produce Department
AM R&D Department
Software R&D Department 2
Software R&D Department 1
Image R&D Department
PC R&D Division
PC Technical R&D Department
PC Planning/Software R&D Department
PS R&D Division
PS Advance Development Department
PS Technical R&D Department
PS Software R&D Department
PS-R Planning R&D Department
PS-S Planning R&D Department
Quality Assurance Department
Purchasing Department
Patent Department
Development Administration Department
Development Promotion Office
Rights Promotion Office
Administration Division
Information Technology Department
Accounting & Finance Department
General Affairs Department
Personnel Department
Legal & Compliance Department
President Office
Business Planning Department
Investor Relations Department
Public Relations Department
Secretariat

Exhibit I

Cover page

Filed Document:	Extraordinary Report
Filed to:	Director, Kanto Local Finance Bureau
Filing Date:	June 25, 2004
Name of Company:	SAMMY Kabushiki Kaisha
Name of Company in English:	SAMMY CORPORATION
Name and Title of Representative:	Kenkichi Yoshida President and Representative Director
Location of Head Office	23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo
Telephone No.:	+81-3-5950-3790 (GENERAL)
Name of Liaison Contact:	Koichi Fukazawa Executive Officer Division Manager President Office
Location of Local Contact:	23-2, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo
Telephone No.:	+81-3-5950-3790 (GENERAL)
Name of Local Contact:	Koichi Fukazawa Executive Officer Division Manager President Office

The place available for public inspection:
Tokyo Stock Exchange 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo, 103-8220 Japan

1. The Reason for Filing this Report

At the ordinary general meeting of the shareholders held on June 25, 2004, it was approved and resolved that SAMMY CORPORATION, jointly with SEGA CORPORATION, will establish a holding company, SEGA SAMMY HOLDINGS INC., of which it will become a wholly-owned subsidiary through a share-for-share exchange. Therefore, we hereby file this Report pursuant to Article24-5, Paragraph 4 of the Securities and Exchange Law and Paragraph 2, Item 6-3 of Article 19 of Ordinance of Cabinet Office Concerning the Disclosure of the Matters of Companies.

2. Matters of Report

(1)The company becoming a wholly-owned subsidiary other than SAMMY CORPORATION through the share-for-share exchange:

Name:	SEGA CORPORATION
Address:	2-12, Haneda 1-chome Ohta-ku, Tokyo
Name of Representative:	Hisao Oguchi President and Representative Director
Capital:	JPY 127,582,000,000
Description of Business:	Development and sales of game software, production, sales and lease of amusement equipments and management of amusement facilities

(2) Reason for the share-for-share exchange is needed

SAMMY CORPORATION and SEGA CORPORATION (hereinafter referred to as "the Corporations") have agreed to integrate their operations to maximize corporate value by combining their management resources and deriving maximum synergies, to establish an even stronger position as a globally integrated entertainment corporation. The merger of the management of the Corporations is expected to achieve positive results since the operations of the Corporations have minimal overlap and there is little competition with each other's businesses. The combination aims to harmonize the Corporations' technical development capabilities, with SAMMY's high growth potential and profitability and SEGA's globally renowned name, while concurrently pursuing synergies and business efficiencies and accelerating the Corporations' development in Japan, bolstering their combined presence as an integrated entertainment company.

The purpose of the share-for-share exchange is to jointly establish SEGA SAMMY HOLDINGS INC. as a 100% parent company of the Corporations of which the Corporations will become wholly-owned subsidiaries pursuant to the agreement referenced above and in accordance with the provisions of Article 364 of the Commercial Code of Japan, .

(3) Method of the share-for-share exchange and details of the resolution of the general shareholders' meeting relating to the share-for-share exchange:

① Method of the share-for-share exchange

The method provided under Article 364 of the Commercial Code of Japan

② Details of the resolution of the general shareholders' meeting

(1) Articles of Incorporation of the 100% parent company to be established

The details of the Articles of Incorporation of SEGA SAMMY HOLDINGS INC. will be set out below in the attached document entitled "Articles of Incorporation of SEGA SAMMY HOLDINGS INC."

(2) Types and number of shares to be issued by the parent company established through the share-for-share exchange:

The shares to be issued upon the establishment of SEGA SAMMY HOLDINGS INC. will be common stocks and the total number of shares of the new corporation will be the sum of the total number of common stocks issued by SAMMY CORPORATION as of the day preceding the share-for-share exchange and the number obtained by multiplying the total number of common stocks issued by SEGA CORPORATION as of the day preceding the share-for-share exchange by 0.28; provided, however, that numbers less than one-hundredth (1/100) of one share shall be disregarded.

(3) Allocation of the shares of the new corporation to the shareholders of the Corporations:

With the share-for-share exchange, the shares of SEGA SAMMY HOLDINGS INC. will be allocated to each shareholder (including beneficial shareholders; the same shall apply hereinafter) registered or recorded in the final shareholders' registers of the Corporations, as of the day preceding the share-for-share exchange at the respective ratios shown below:

(a) Shareholders of SAMMY CORPORATION
One common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SAMMY CORPORATION.

(b) Shareholders of SEGA CORPORATION
0.28 common stock of SEGA SAMMY HOLDINGS INC. will be allocated in exchange for one common stock of SEGA CORPORATION.

(4) Amount of capital and capital reserve of the 100% parent company to be established:

(a) Amount of capital: 10 billion yen
(b) Capital reserve: the amount calculated by deducting the amount of capital from the net assets of the Corporations as of the day of the share-for-share exchange

(5) Cash consideration for the share-for-share exchange (amount of money to be paid to the shareholders)
No cash consideration will be paid to shareholders with the share-for-share exchange.

(6) Date of share-for-share exchange (timing of share-for-share exchange):
The share-for-share exchange is scheduled to take place on October 1, 2004; provided, however, that depending on the progress in the share-for-share exchange procedures, the date may be changed with the mutual agreement of the Corporations, if required.

(7) Limitation on the appropriation of earnings:
SAMMY CORPORATION will pay 50 yen per share as dividends to its shareholder list or registered pledgees or recorded in the final shareholders' register as of March 31, 2004, up to a limit of 4.1 billion yen. The Corporation will pay 40 yen per share as interim dividends to its shareholder list or registered pledgees or recorded in the final shareholders' register as of September 30, 2004, up to a limit of 3.8 billion yen. SEGA CORPORATION will not pay either dividends and interim dividends.

(8) Directors of the 100% parent company to be established:
SEGA SAMMY HOLDINGS INC. shall have the following seven (7) directors.

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Hajime Satomi (January 16, 1942)	March 1980 May 2002 June 2003 November 2003 February 2004	President and Representative Director of SAMMY Industry Co., Ltd. (currently SAMMY CORPORATION)(current position) Chairman and CEO of Sammy Holding Co., Inc (current position) Chairman of SI ELECTRONICS, Ltd. (current position) Chairman of Sammy NetWorks Co., Ltd. (current position) Chairman and Representative Director of SEGA CORPORATION (current position)	SAMMY CORPORATION 24,165,585 shares SEGA CORPORATION 275,300 shares

Hisao Oguchi (March 5, 1960)	April 1984 Joined SEGA Enterprises Ltd. (present SEGA CORPORATION). May 1999 Head of the Third Software R&D Division of the same company April 2000 President and Representative Director of Hitmaker Co., Ltd. June 2000 Officer of SEGA Enterprises Ltd. (present SEGA CORPORATION) June 2002 Managing Officer of the same company September 2002 Managing Officer and Head of the Programming Division of the same company May 2003 CEO Chairman of SEGA OF AMERICA, INC. (current position) May 2003 CEO President of SEGA HOLDINGS, U.S.A., Inc President(current position) May 2003 CEO Chairman of SEGA ENTERPRISES, INC.(U.S.A.) (current position) June 2003 Director of VISUAL CONCEPTS ENTERTAINMENT,INC. (current position) June 2003 President and Representative Director of SEGA CORPORATION (current position) July 2003 CEO Chairman of SEGA EUROPE LTD. (current position)	SAMMY CORPORATION None SEGA CORPORATION 10,000 shares

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations	Shareholding in the Corporations
Keishi Nakayama (July 23, 1942)	September 1989 Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of the General Affairs Division April 1997 Director and General Manager of the President's Office of the same company January 2000 Managing Director and General Manager of the President's Office of the same company June 2000 Managing Director and General Manager of the President's Office and Manager Group Companies of the same company June 2001 Managing Director and Manager President's Office of the same company March 2003 Director of Sammy NetWorks Co., Ltd. (current position) April 2003 Managing Director and Manager Planning Division and General Manager of the President's Office of SAMMY CORPORATION June 2003 Director of Sammy Design Co., Ltd. August 2003 Managing Director and Managing Planning Division and President's Office of SAMMY CORPORATION October 2003 Director of Sammy Golf Entertainment (current position) March 2004 Senior Managing Director and Manager President's Office of SAMMY CORPORATION (current position)	SAMMY CORPORATION 284,550 shares SEGA CORPORATION None
Kiyofumi Sakino (April 21, 1948)	June 1999 Joined SAMMY CORPORATION Director and Division Manager of the Administration Division June 2000 Managing Director and Division Manager of the Administrative Division and Managing AM Business Division of the same company June 2001 Managing Director and Managing Administrative Division and Audit Office of the same company April 2003 Managing Director and Division Manager of the Administrative Division and Managing Audit Office of the same company April 2004 Managing Director and Managing Administrative Division and Audit Office of the same company (current position)	SAMMY CORPORATION 33,000 shares SEGA CORPORATION None
Hideki Okamura (February 1, 1955)	January 1987 Joined SEGA Enterprises Ltd. (present SEGA CORPORATION) June 1997 Director and Deputy Manager of the Consumer Business Department and Manager of Saturn division June 1998 Officer and Manager of the Saturn Division of the same company June 2000 Director responsible for the Dreamcast Division of the same company June 2002 Vice President and Representative Director of Digital Cube June 2003 Executive Officer and Manager of the Consumer Department of SEGA CORPORATION (current position) October 2003 Director of SEGA OF AMERICA,INC. (current position) October 2003 Director of SEGA ENTERPRISES,INC.(U.S.A.) (current position) February 2004 Director of SEGA EUROPE LTD. (current position)	SAMMY CORPORATION None SEGA CORPORATION 700 shares

Name (Date of Birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Kenkichi Yoshida (February 2, 1962)	January 1995	Joined Sammy Industry Co., Ltd. (present SAMMY CORPORATION) and Division Manager of SP Business Division	SAMMY CORPORATION 39,000 shares SEGA CORPORATION None
	June 2000	Senior Officer and Division Manager of SP R&D Division of the same company	
	October 2000	Director and Head of SP R&D Division of the same company	
	August 2001	Director of SI ELECTRONICS, Ltd. (current position)	
	April 2002	Director and General Manager of SP R&D Control Office of SAMMY CORPORATION	
	June 2002	Director of RODEO Co., Ltd.	
	July 2002	Director and Managing Production Division and General Manager of R&D Control Office of SAMMY CORPORATION	
	March 2003	Director of Sammy NetWorks Co., Ltd. (current position)	
	June 2003	Director of IP4 Inc. (current position)	
	July 2003	Director of Sammy Holding Co., Inc (current position)	
	July 2003	Director of Sammy Studios, Inc (current position)	
	April 2004	Managing Director and Managing Production Division and Senior Division Manager of R&D Control Office of SAMMY CORPORATION (current position)	
Yasuo Tazoe (June 22, 1945)	April 1968	Joined SEGA Enterprises Ltd. (present SEGA CORPORATION)	SAMMY CORPORATION None SEGA CORPORATION 46 shares
	June 1991	Director and Manager of West Japan Business Division of the AM Facility Business Department and Kansai Branch of the same company	
	June 1997	Managing Director and Manager of the Developer Business Division of the same company	
	June 1998	Executive Officer and Deputy Manager of the Amusement Facility Business Department and Manager of the Developer Business Division and the Amusement Theme Park Division of the same company	
	June 2001	Executive Officer and Manager of the New Business Division and Deputy Manager of the AM Business Department and Facility Department of the same company	
	June 2003	Executive Officer and Manager of the Amusement Facility Department of the same company (current position)	
	December 2003	Director of Oasis Park (current position)	
	January 2004	President and Representative Director of SEGA Amusement (current position)	
	January 2004	President of SEGA AMUSEMENTS TAIWAN LTD. (current position)	

(Notes)

1. Hajime Satomi, nominee for director, serves as Chairman and Representative Director of SEGA CORPORATION, Chairman and CEO of Sammy Holding Co., Inc., Chairman of SI Electronics Ltd., and Chairman of Sammy NetWorks Co., Ltd. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
2. Hisao Oguchi, nominee for director, serves as President and Representative Director of SEGA CORPORATION, CEO Chairman of SEGA OF AMERICA, INC., SEGA ENTERPRISES, INC.(U.S.A.), and SEGA EUROPE LTD., CEO President of SEGA HOLDINGS, U.S.A., Inc., and Director of VISUAL CONCEPTS ENTERTAINMENT, INC. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
3. Keishi Nakayama, nominee for director, serves as Senior Managing Director of SAMMY CORPORATION, Director of Sammy NetWorks Co., Ltd. and Sammy Golf Entertainment and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
4. Kiyofumi Sakino, nominee for director, serves as Managing Director of SAMMY CORPORATION and this company is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
5. Hideki Okamura, nominee for a director, serves as Director of SEGA OF AMERICA, INC., SEGA ENTERPRISES,INC.(U.S.A.) and SEGA EUROPE LTD. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
6. Kenkichi Yoshida, nominee for director, serves as Managing Director of SAMMY CORPORATION, and Director of SI Electronics Ltd., Sammy NetWorks Co., Ltd., IP4 Inc., Sammy Holding Co., Inc., and Sammy Studios, Inc. and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.
7. Yasuo Tazoe, nominee for director, serves as President and Representative Director of SEGA Amusement, President of SEGA AMUSEMENTS TAIWAN LTD. and Director of Oasis Park and each of these companies is engaged in operations similar to those of SEGA SAMMY HOLDINGS INC.

(9) Statutory auditors of the 100% parent company to be established:
SEGA SAMMY HOLDINGS INC. will have the following four (4) auditors.

Name (date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Kazutada Ieda (November 8, 1937)	July 1989 October 1994 June 1997	Director and Manager of the Accounting Department of SEGA Enterprises Ltd. (present SEGA CORPORATION) Director and Manager of the Administration Department of the same company Statutory Auditor of SEGA CORPORATION (current position)	SAMMY CORPORATION None SEGA CORPORATION 5,122 shares
Akio Kioi (August 5, 1934)	April 1960 April 1962 March 1980 April 1996 April 1999 August 1999	Registered with The Japan Federation of Bar Associations Establishment of Naniwa-Kyodo Law Office (current position) Member of the Anti-Racketeering Committee through intercession in civil disputes of The Japan Federation of Bar Associations (current position) Chairman of The Japan Federation of Bar Associations Vice President and Representative Director of The Resolution and Collection Corporation President and Representative Director of the same company	SAMMY CORPORATION None SEGA CORPORATION None
Ryoichi Arai (February 13, 1937)	June 1997 June 1999	Director and Division Manager of the Administration division of SAMMY CORPORATION Standing Corporate Auditor of the same company (current position)	SAMMY CORPORATION 18,000 shares SEGA CORPORATION None
Hisao Hirakawa (June 24, 1943)	June 1994 June 1996 June 2001 June 2003	Director and Manager of the Underwriting Division of Marusan Securities Managing Director of the same company President and Representative Director of Marusan Finance Managing Director of Marusan Securities	SAMMY CORPORATION 300 shares SEGA CORPORATION None

(Notes)
1. All of the above four nominees for statutory auditors are nominees for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest among the above nominees for statutory auditors, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(10) Substitute nominee for a statutory auditor of the 100% parent company to be established:
The following person is a substitute nominee for a statutory auditor of SEGA SAMMY HOLDINGS INC.

Name (Date of birth)	Brief Career Profile and Other Corporate Representations		Shareholding in the Corporations
Mineo Enomoto (December 12, 1950)	April 1978 May 2000	Registered with the Japan Federation of Bar Associations Establishment of Mineo Enomoto Law Office (current position)	SAMMY CORPORATION 2,700 shares SEGA CORPORATION None

(Notes)
1. The above substitute nominee for a statutory auditor meets the requirements for outside auditors set out in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (*Kabushiki Kaisha*).
2. There is no conflict of interest among the above substitute nominee for statutory auditor, SEGA SAMMY HOLDINGS INC., SAMMY CORPORATION and SEGA CORPORATION.

(11) Amount of remuneration for directors and statutory auditors of the 100% parent company to be established:
With respect to the sum of remuneration for each director and statutory auditor of SEGA SAMMY HOLDINGS INC., the sum of remuneration of directors shall not exceed four hundred million yen (400,000,000 yen) per year and that of statutory auditors shall not exceed fifty million yen (50,000,000 yen), in consideration of the total amount of remuneration of the Corporations and miscellaneous circumstances. The amount of remuneration for directors shall not include the portion of remuneration meant for employees and directors' employees.

(12) Matters regarding the election of an auditing firm of the 100% parent company to be established:

SEGA SAMMY HOLDINGS INC. shall have the following accounting firm.

(as of March 31, 2004)

Appellation	KPMG AZSA & Co.
Office	Principal office: 1-2, Tsukudocho, Shinjuku-ku, Tokyo, Japan
History	July 1985 Establishment of Asahi Shinwa & Co. October 1993: Merger with Inoue, Saito, Eiwa & Co. (established on April 5, 1978) and its appellation was changed to Asahi & Co. January 2004: Merger with AZSA & Co. (established on February 26, 2003) and its appellation was changed to KPMG AZSA & Co.
Outline	· 1,718 Public certified accountants, 680 Junior accountants and 737 other staff members · number of domestic offices: 32 · number of corporate clients of the auditing firm: 4,954

(13) Matters regarding the joint establishment:
SAMMY CORPORATION will establish a 100% parent company, "SEGA SAMMY HOLDINGS INC., in cooperation with SEGA CORPORATION.

The outline of SEGA CORPORATION will be set out below.

(as of March 31, 2004)

Trade name	SEGA CORPORATION
Location of the principal office	2-12, Haneda 1-chome, Ota-ku, Tokyo, Japan
Date of establishment	June 3, 1960
Capital	127,582 million yen
Details of main operations	1.Development and sale of game software; 2.Manufacture, sale, and lease of amusement equipment; and 3.Administration of amusement facilities
Representative	Hisao Oguchi, President and representative director
Number of employees	851

3. Explanations of the exchange of shares stipulated by Article 366, Clause 1, Item 2 of the Commercial Code of Japan

SAMMY CORPORATION determined the share exchange ratio with respect to the establishment of the 100% parent company, SEGA SAMMY HOLDINGS INC. as follows.

The Corporations formed a judgment that an independent and respective review of the appropriate share exchange ratio will protect the interests of the shareholders of the respective corporations and accordingly separately appointed financial advisors.

SAMMY CORPORATION appointed Morgan Stanley Japan Limited as its financial advisor and requested it to analyze the share exchange ratio to be offered for reference in negotiations.

In response to the request, Morgan Stanley Japan Limited made an analysis of the share exchange ratio on the basis of the comparison and analysis of the market share prices, discounted cash flow (DCF) and other methods deemed appropriate by Morgan Stanley Japan Limited and showed the results of the analysis to SAMMY CORPORATION.

Taking the results of the analysis by Morgan Stanley Japan Limited into account, SAMMY CORPORATION discussed the appropriate ratio from a number of standpoints inside the Corporation and in deliberations with SEGA CORPORATION, while consulting with Morgan Stanley Japan Limited. As a result, at meetings of the Board of Directors of the Corporations held on May 18, 2004, the Corporations approved the Share-for-Share Exchange Agreement, which specifies that one common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC., will be allotted in exchange for each common stock of SAMMY CORPORATION and 0.28 common stock of the 100% parent company, SEGA SAMMY HOLDINGS INC., will be allotted to one common stock of SEGA CORPORATION. The Corporations executed an Agreement on the same day. The Share-for-Share Agreement also stipulates that the Corporations may change the share exchange ratio by mutual agreement if any material changes related to various assumptions underlying the calculations of the ratio occur.

Prior to the abovementioned meeting of the board of directors, SAMMY CORPORATION received a written opinion from Morgan Stanley Japan Limited, its financial adviser, to the effect that as of May 18, 2004, the share exchange ratio specified in the Share-for-Share Exchange Agreement is appropriate for its shareholders from a financial perspective (Note 1) (Note 2)

SEGA CORPORATION also received a written opinion from Daiwa Securities SMBC Co., Ltd., its financial advisor, stating that as of May 18, 2004, the share exchange ratio described above is appropriate for the shareholders of SEGA from a financial perspective.

(Note 1)
The full text of the written opinion dated May 18, 2004 and submitted by Morgan Stanley Japan Limited will be set out below (Note 2). In preparing the written opinion, Morgan Stanley Japan assumed that the information reviewed (including all financial data submitted by the Corporations) was complete and accurate. Further, Morgan Stanley Japan Limited did not independently value or assess the assets or liabilities of the Corporations. In addition, Morgan Stanley Japan Limited specified in the written opinion the procedures carried out, matters examined and presuppositions and conditions, etc. used for the preparation and submission of the written opinion.

(Note 2)

The full text of the written opinion dated May 18, 2004 of Morgan Stanley Japan Limited will be set out below.

[Written Opinion by Morgan Stanley Securities (copy)]

May 18, 2004

To: The Board of Directors
SAMMY CORPORATION
2-23-2, Higashi Ikebukuro
Toshima-ku, Tokyo, Japan

With respect to the establishment of SEGA SAMMY HOLDINGS INC. (hereinafter referred to as the "Joint Holding Company") through a share-for-share exchange by SAMMY CORPORATION (hereinafter referred to as "SAMMY") and SEGA CORPORATION (hereinafter referred to as "SEGA"), with October 1, 2004 scheduled to be the date of the share exchange, with SAMMY and SEGA becoming wholly-owned subsidiaries of the Joint Holding Company (hereinafter collectively referred to as "the Transaction"), Morgan Stanley Japan Limited (hereinafter referred to as "the Company") understands from the contents of a draft dated May 18, 2004 that SAMMY is expected to execute a Share-for-Share Exchange Agreement (hereinafter referred to as "the Agreement") with SEGA. In this Transaction, through the share exchange described above, (i) the shareholders of the common stock of SAMMY (hereinafter referred to as the "common stock of SAMMY") are expected to receive one common stock of the Joint Holding Company (hereinafter referred to as the "common stock of the Joint Holding Company") in exchange for one common stock of SAMMY (hereinafter referred to as the "Share Exchange Ratio") and (ii) the shareholders of the common stock of SEGA (hereinafter referred to as the "common stock of SEGA") are expected to receive 0.28 common stock of the Joint Holding Company in exchange for one common stock of SEGA.

The details of the Transaction are specified by the Agreement.

In response to a request from SAMMY's Board of Directors, this written opinion aims to express the Company's opinion about whether or not the Share Exchange Ratio set forth in the Agreement is appropriate for holders of common stock of SAMMY from a financial perspective.

The Company followed the procedures described below and carried out analyses to state the Company's opinion relating to the Share Exchange Ratio.

(1) review of the financial information of both SAMMY and SEGA, including financial statements revealed by each company, and other relevant information;
(2) review of the financial statements, and other financial and business data of each company, prepared by the management of the companies for internal use;
(3) review of financial forecast of each company, respectively prepared by the management of the companies;
(4) review of information relating to the strategic, financial and business merits of the Transaction, which is prepared and accumulated by each of SAMMY and SEGA;
(5) discussion with the management and responsible staff members of SAMMY and SEGA with respect to the current and past conditions and business and finance forecasts (including information on the strategic, financial and business benefits expected from this Transaction) of the respective companies;
(6) analysis of influence that the Transaction is likely to have on the profits per share of SAMMY
(7) review of the share prices and share trading conditions of the common stocks of the respective companies;
(8) analysis and comparison of the financial conditions, share prices of the common stocks and share trading conditions of SAMMY and SEGA with those of similar companies
(9) review of the financial terms and conditions of past transactions (those made public only) similar to the Transaction
(10) participation in discussions and negotiations with responsible persons and financial advisors of each company;
(11) review of the Agreement (draft dated May 18, 2004);
(12) review of a legal due diligence report on SEGA (dated April 30, 2004), prepared by lawyers appointed by SAMMY;
(13) review of a due diligence report on accounting and tax services (dated April 30, 2004) prepared by SAMMY's advisors on accounting and tax services; and
(14) other procedures, analyses and studies deemed appropriate by the Company

In preparing the opinion of the Company, the Company assumes that the above information that is reviewed is complete and accurate, and has made no independent investigation as to its accuracy or completeness. With respect to financial forecasts, including information on the strategic, financial and business benefits expected to be produced by the Transaction, the Company assumes that it is reasonably prepared and made by the Corporations on the basis of the best forecasts and judgment available at present concerning the financial conditions of SAMMY and SEGA in the future. The Company has made no independent evaluation or assessment of the assets or liabilities of either SAMMY or SEGA. The Company reviewed the due diligence reports on legal, accounting and tax services prepared by lawyers, accountants and tax accountants appointed by SAMMY and in stating its opinion in this report, the Company relied on these reports without carrying out any independent verification. The Company's opinion is predicated on the financial, economic, market and other conditions as of the date of this document and information obtained by the Company as of said date. The Company expresses an opinion on the assumption that the Transaction will be carried out under the conditions set forth in the Agreement and that if the approval or permission of the government or competent authorities is required for the execution of this Transaction, such approval or permission can be obtained without any negative effect on the profits anticipated by SAMMY or this Transaction.

Apart from this Transaction, the Company is not authorized by SAMMY to persuade any third party to execute a merger, corporate acquisition or any other business combination in which SAMMY is involved, and the Company did not negotiate with any third party in connection with said transactions.

The Company has been appointed financial advisor to the Board of Directors of SAMMY regarding this Transaction and is expected to receive fees as a consideration for services rendered by the Company.

The Company's opinion was submitted for the purpose of furnishing SAMMY's Board of Directors with information and it may not be used for any other purpose, disclosed to a third party or made public without the prior written approval of the Company. This document does not express any opinions regarding the value of the common stock of the Joint Holding Company to be issued to the holders of SAMMY's common stock under this Transaction or regarding the level of the share price of the common stock of the Joint Holding Company after the execution of this Transaction. Nor does this document express any opinion or make any recommendation to the holders of the common stock of SAMMY or that of SEGA in connection with the exercise of voting rights at general meetings of shareholders to be held with respect to the Transaction.

Based on or subject to the foregoing, as of the date of this document the Company reached the conclusion that the Share Exchange Ratio specified by the Agreement is appropriate for holders of common stock of SAMMY from a financial perspective.

Junichi Arai
Managing Director
Morgan Stanley Japan Limited

④ Balance sheet and profit and loss statement specified by Article 366, Clause 1, Item 3 or Item 6 of the Commercial Code of Japan

The balance sheet and profit and loss statement of the Company and SEGA CORPORATION are given below.

⑤ Matters regarding the resolution of this proposal

This proposal will become effective with the approval of the ordinary general meetings of shareholders of the Corporations and the approval of the administrative authorities under law.

ARTICLES OF INCORPORATION
OF
SEGA SAMMY HOLDINGS INC.

CHAPTER I GENERAL PROVISIONS

Article 1 (Trade Name)
The name of the Company shall be "SEGA SAMMY HOLDINGS Kabushiki Kaisha" and in English translation it shall be "SEGA SAMMY HOLDINGS INC. "

Article 2 (Purpose)
The purpose of the Company shall be: to manage and control the business activities of the corporations that conduct the following businesses and businesses equivalent thereto and to engage in operations incidental thereto by owning shares in such corporations:

(1)manufacture, marketing and recycling of pachinko, pachislot, arranged-ball, jankyu machines, and related equipment;
(2)planning, manufacture, marketing, import and export of amusement machines and equipment, game machines and equipment, amusement park rides, electric machines and equipment, electronic machines and equipment, optical machines and equipment, office machines and equipment, learning machines and equipment, exercise machines and equipment, health promoting machines and equipment, vending machines and equipment, money changers, machines and equipment for prizes, photo machines and parts, and materials thereof;
(3)planning, development, design, manufacture, marketing, importing and exporting of toys;
(4)designing, manufacture and marketing of computers and peripheral equipment and terminal units;
(5)planning, development, production, marketing and consulting of computer software, and computer systems;
(6)planning, manufacture, production, marketing, importing and exporting of hardware and software of game equipment and peripheral equipment and terminal units thereof;
(7)planning, design, development, administration, operation and maintenance of network systems, such as the Internet, computer networks, cell phones, car navigation systems, and television game networks, etc.;
(8)marketing, dealership, importing and exporting, manufacture, processing, installation and maintenance of telecommunications equipment and peripheral equipment and terminal units equipment thereof and dealership concerning the subscription of telecommunications service;
(9)construction work, installation work, interior and exterior decoration work, and installation of machines and equipment;
(10) planning, design and administration of various facilities, such as commercial and industrial facilities, and educational facilities, and displays;
(11) manufacture and marketing of various construction materials;
(12) building maintenance and providing invitation of and guidance to member shops on franchise systems and marketing of cleanup products (carpets, mops, cloth, rolls of towels, air fresheners for bathrooms and home, air purifiers, and water purifiers) and lease thereof;

(13) management of game arcades, game centers, amusement parks, hotels, inns, restaurants, golf courses, sports facilities, karaoke rooms, parking lots, and car washes and providing invitation of and guidance to member shops on franchise systems and marketing of memberships thereof;
(14) collection, analyzing, processing and supply of information;
(15) provision of an Internet connection service;
(16) planning, production, marketing, importing and exporting of audio-visual software and acoustic and music software;
(17) planning, production, marketing and distribution of broadcasting programs, movies and animations;
(18) advertising and providing publicity;
(19) design and planning of cable television systems;
(20) television and other general broadcasting under the Broadcast law;
(21) planning, administration and execution of events, such as theatrical performances, entertainment, movies, and concerts;
(22) management and promotion of entertainment talent and artists;
(23) planning, development, manufacture and marketing of character goods;
(24) administration, acquisition, licensing, sale and purchase, and leasing of industrial property rights, including patent rights, utility model rights, design rights, and trademark rights, and intangible property rights, including copyright, copyright neighboring rights, and merchandising rights, and studying on the use thereof;
(25) publishing;
(26) general leasing;
(27) sale and purchase, leasing, administration and intermediacy of real estate;
(28) money lending business, investing business and handling of credit cards and planning, manufacture and sale of prepaid cards and gift certificates;
(29) serving as a non-life insurance agent and conducting operations concerning the collection of life insurances;
(30) serving as a travel agent;
(31) specific employment agency business;
(32) management consulting;
(33) mail order sale;
(34) planning, manufacture, marketing, importing and exporting of three dimensional vision equipment and planning, manufacture, marketing, importing and exporting of image processing systems;
(35) manufacture, marketing, importing and exporting of jet skis, motor boats, and scuba diving equipment, fabric products for clothing, fur clothing, dry goods for clothing, dress accessories, accessories, leather goods, shoes, suitcases, bags, indoor ornament, furniture, arts and crafts, watches, glasses, acoustic instruments, home appliances, cosmetics, medical consumables, and medical equipment;
(36) marketing, importing and exporting of gems, precious metals, antiques, cameras, stationery, books, magazines, musical instruments, sports gear, DIY tools, gardening tools, fertilizers, feed, soil conditioners, automobiles, automobile parts, automobile goods, bicycles, food, alcoholic beverages, soft drinks, tobaccos, daily necessities, system equipment for emergency notification for the prevention of crimes, fires and disaster damages, disposal units of industrial wastes (kitchen garbage), photovoltaic generators, food processing machines and equipment; and

(37) creation, marketing and maintenance of databases.

2.The Company may engage itself in each of the foregoing businesses and those incidental or pertinent thereto.

Article 3 (Head office)
The head office of the Company shall be located at Minato-ku, Tokyo, Japan.

Article 4 (Method of public notice)
Public notices of the Company shall be given in *The Nihon Keizai Shimbun* published in Tokyo.

CHAPTER II SHARES

Article 5 (Authorized shares)
The total number of authorized shares of the Company shall be Four Hundred Million (400,000,000) shares; provided, however, that if a certain number of shares are eliminated, the number of such eliminated shares shall be subtracted from the authorized shares.

Article 6 (Acquisition of treasury stocks)
The Company may, by a resolution of the Board of Directors, purchase treasury stocks pursuant to the provision of Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

Article 7 (Number of Shares Constituting One Full Unit of Stock)
The number of shares constituting one full unit shall be one hundred (100).

Article 8 (Certificates for Shares Constituting Less Than One Full Unit)
The Company shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as "shares constituting less than one full unit").

Article 9 (Request for Sale of Shares Constituting Less Than One Full Unit)
A shareholder (including a beneficial shareholder: hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. However, that the foregoing shall not apply if the Company does not own the number of treasury stocks to be sold.

2. The period when a request for the sale may be made, the method of request and other matters shall comply with the share handling regulations adopted by the Board of Directors.

Article 10 (Transfer Agent)
The Company shall appoint a transfer agent in respect to shares and stock acquisition rights of the Company.

2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors.

3. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the handling office of the transfer agent and all business relating to the shares and stock acquisition rights, such as registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit, shall be handled by the transfer agent and the Company itself shall not handle the above matters directly.

Article 11 (Share Handling Regulations)
The class of share certificates of the Company, the registration of transfers of shares and stock acquisition rights, acceptance of notices of beneficial shareholders, registration and elimination of rights of pledge, disclosure or elimination of assets held in trust, non-possession of share certificates, notification to be made by shareholders, re-issuance of share certificates, registration of lost share certificates, purchase and sale of shares constituting less than one full unit and any other procedures and fees relating to the shares and stock acquisition rights of the Company shall comply with the share handling regulations adopted by the Board of Directors.

Article 12 (Record Date)
The Company shall deem shareholders who hold voting rights and whose names are registered or recorded in the register of shareholders as of the closing of accounts, March 31 each year, to be the shareholders entitled to exercise shareholders' rights at the ordinary general meeting of shareholders for that particular accounting period.
2. In addition to the events specified by the preceding section and Article 43 hereof, whenever necessary to determine those who are entitled to exercise their rights as shareholders or registered pledgees, the Company may, by a resolution of the Board of Directors and upon giving prior public notice, determine a date of record.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation)
An ordinary general meeting of shareholders shall be convened within three (3) months after April 1 each year and, whenever necessary, an extraordinary general meeting of shareholders may be convened.

Article 14 (Place of Convocation)
General meetings of shareholders of the Company may be convened at the head office or at a location adjacent thereto or at any location within the Tokyo metropolitan area.

Article 15 (Convener of General Meetings of Shareholders and Chairman)
Except as otherwise provided by the laws and regulations, the President and Representative Director previously determined by a resolution of the Board of Directors of the Company shall convene the general meetings of shareholders and act as the chairman thereof.

2. When such President and Representative Director are unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such general meetings and act as the chairman thereof.

Article 16 (Exercise of Voting Right by Proxy)
A shareholder may entrust his/her voting rights to an attending shareholder who has voting rights.

2. In the event of the preceding section, documents evidencing the authority of a proxy must be filed with the Company at every general meeting of shareholders.

Article 17 (Method of Adopting Resolution)
Except as otherwise provided by laws and regulations or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of voting rights held by the attending shareholders.

2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code of Japan may be adopted by not less than two-thirds of the voting rights held by the attending shareholders who hold not less than one-third of the voting rights of all shareholders.

Article 18 (Minutes)
The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman and other Directors present shall inscribe their names and affix their seals thereon or put their signature thereon.

2. The original minutes of general meetings of shareholders shall be kept for ten (10) years at the head office from the date of resolution and certified duplicates thereof shall be kept for five (5) years at branch offices.

CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS AND OFFICERS

Article 19 (Number of Directors)
The Company shall have no more than fifteen (15) directors.

Article 20 (Election of Directors)
Directors shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of directors.

2. Cumulative voting shall not be used for the election of directors specified in the preceding section.

Article 21 (Term of Office of Directors)
The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.

2. The term of office of a director elected to fill a vacancy shall expire when that of a retired director would otherwise expire.

3. The term of office of a director elected to increase the number of directors shall be the same as the remainder of the term of office of other incumbent directors.

Article 22 (Directors with Title)
The Board of Directors may, by a resolution, elect one President and, if necessary, elect one chairman, vice chairman, vice president, executive managing directors, and managing directors.

Article 23 (Representative Directors)
The President shall represent the Company.

2. In addition to the foregoing section, the Company may, by a resolution of the Board of Directors, elect representative directors if necessary and each such director shall represent the Company.

Article 24 (Convener and Chair of Meetings of the Board of Directors)
Except as otherwise provided by laws and regulations, the President shall convene a meeting of the Board of Directors and shall act as the chairman thereof.

2. When such President is unable to act, another Director, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors, shall convene such a meeting and shall act as the chairman thereof.

Article 25 (Procedures for Notice of the Board of Directors)
Notice of a meeting of the Board of Directors of the Company shall be sent to each director and statutory auditor at least three days prior to the meeting; provided, however, that in case of an emergency, such period may be shortened.

2. If the agreement of all the directors and statutory auditors is obtained, a meeting of the Board of Directors may be held without following the convocation procedures.

Article 26 (Resolutions of a Meeting of the Board of Directors)
Resolution of the Board of Directors of the Company shall be adopted by a majority of Directors present at a meeting, which Directors shall constitute a majority of the total number of Directors.

Article 27 (Minutes)
The substance of proceedings of a meeting of the Board of Directors of the Company and the result thereof shall be recorded in the minutes, and the chairman and the attending Directors and statutory auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

2. The original minutes shall be kept for ten (10) years at the head office from the date of resolutions.

Article 28 (Advisors)

The Company may, by a resolution of the Board of Directors, appoint one or more advisors. Advisors shall respond to a request for consulting by the President with respect to the business operations of the Company.

Article 29 (Regulations of the Board of Directors)
Except as otherwise provided by laws and regulations or these Articles of Incorporation, matters regarding meetings of the Board of Directors shall comply with the regulations of the Board of Directors separately adopted by the Board of Directors.

Article 30 (Remuneration of Directors)
The remuneration and retirement bonus of directors shall be determined at a general meeting of shareholders.

Article 31 (Officers)
The Company may, by a resolution of the Board of Directors, appoint one or more officers.
2. Officers shall be in charge of some part of the business operations entrusted by the President in accordance with the principles adopted by the Board of Directors.

Article 32 (Regulations of Officers)
Except as otherwise provided by the laws and regulations or these Articles of Incorporation, matters regarding officers shall conform to the regulations of officers adopted at a meeting of the Board of Directors.

Chapter V Statutory Auditors and Board of Statutory Auditors

Article 33 (Number of Statutory Auditors)
The Company shall have no more than five (5) statutory auditors.

2. The Company may elect a substitute statutory auditor in advance at an ordinary general meeting of shareholders to provide for a vacancy in the number of statutory auditors stipulated by laws and regulations.

Article 34 (Election of Statutory Auditors)
Statutory auditors and a substitute statutory auditor shall be elected by a majority of the voting rights of the shareholders present at a general meeting of shareholders and the presence of shareholders representing at least one-third of voting rights of all shareholders shall be required to make a quorum for the election of statutory auditors.

2. The pre-election of a substitute statutory auditor shall remain effective until the first ordinary general meeting of shareholders is held after such pre-election.

Article 35 (Term of Office of Statutory Auditors)
The term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within four (4) years after their assumption of office.

2. The term of office of statutory auditors elected due to a vacancy and a substitute statutory auditor taking office shall expire when the term of office of a resigned statutory auditor would otherwise expire.

Article 36 (Standing Statutory Auditors)
Statutory auditors shall select a standing statutory auditor or standing statutory auditors from among themselves.

Article 37 (Convocation of a Meeting of the Board of Statutory Auditors)
Notice of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor three (3) days prior to the date of said meeting; provided, however, that this period may be shortened in the case of an urgency.

2. With the agreement of all the statutory auditors, a meeting of the Board of Statutory Auditors may be held without following the procedures for convocation.

Article 38 (Resolutions of a Meeting of the Board of Auditors)
Except as otherwise provided by laws and regulations, resolution of the Board of Statutory Auditors of the Company shall be adopted by a majority of Statutory Auditors present at a meeting.

Article 39 (Minutes)
The substance of proceedings of a meeting of the Board of Statutory Auditors of the Company and the result thereof shall be recorded in the minutes, and the attending Statutory Auditors shall inscribe their names and affix their seals thereon or put their signatures thereon.

Article 40 (Regulations of the Board of Statutory Auditors)
Other matters relating to the Board of Statutory Auditors shall comply with the regulations of the Board of Statutory Auditors separately adopted by the Board of Statutory Auditors, unless otherwise provided for by laws and regulations or these Articles of Incorporation.

Article 41 (Remuneration of Statutory Auditors)
The remuneration and retirement bonus of statutory auditors shall be determined at a general meeting of shareholders.

Chapter VI Accounts

Article 42 (Business Year and Closing of Accounts)
The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Company's accounts shall be closed at the end of each March 31.

Article 43 (Dividends)
Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.

Article 44 (Interim Dividends)

The Company may, by a resolution of the Board of Directors of the Company, pay to the shareholders or registered pledgees whose names appear on the register of shareholders as of close of September 30 every year a cash distribution (hereinafter referred to as "interim dividends") in accordance with Article 293-5 of the Commercial Code of Japan.

Article 45 (Expiration Period of Dividends)
In case dividends or interim dividends shall not be received within three (3) years after due date of each payment, the Company shall be relieved of the obligation for the payment thereof.
2. Dividends and interim dividends shall bear no interest

SUPPLEMENTARY PROVISIONS

(Shares to be issued at the establishment of the Company by a share-for-share exchange)

Article 1 The Company shall be established by a share-for-share exchange stipulated by Article 364 of the Commercial Code of Japan.

2.The shares to be issued at the time of the establishment of the Company shall be common stock and the total number of shares to be issued shall be the sum of the number of shares issued by SAMMY CORPORATION on the day preceding the share-for-share exchange and the number obtained by multiplying the number of shares issued by SEGA CORPORATION on the day preceding the share-for-share exchange by 0.28; provided, however, that any number less than one-hundredth (1/100) of one share shall be disregarded.

(Initial business year)

Article 2 Notwithstanding the provision of Article 42 hereof, the initial business year of the Company shall be from the date of establishment of the Company to March 31, 2005.

(Initial term of office of statutory auditors)

Article 3 Notwithstanding the provision of Article 35 hereof, the initial term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last closing of accounts within one (1) year of their assumption of office.

Non-consolidated Balance Sheets

SAMMY CORPORATION

As of March 31, 2004

(millions of yen)

ASSETS	2004.3
Current Assets:	
Cash and deposits	53,158
Notes receivable	36,463
Accounts receivable-trade	46,534
Goods and Products	1,898
Raw materials	14,205
Inventories	290
Advanced money	2,948
Prepaid expenses	677
Short-term loans	2,953
Accounts receivable	350
Deposit for lawsuit	5,000
Deferred tax assets-current	9,610
Other current assets	239
Allowance for doubtful accounts	(459)
Total current assets	**173,871**
Fixed Assets:	
Tangible fixed assets	
Buildings	4,492
Structures	136
Machinery and equipment	2,283
Vehicles	12
Furniture and fixtures	1,882
Land	2,922
Construction in progress	5,765
Total tangible fixed assets	**17,495**

Intangible Fixed Assets	
Software	1,075
Telephone subscription rights	8
Other intangible fixed assets	59
Total intangible fixed assets	1,143
Investments and Other Assets	
Investments in securities	64,889
Investments in subsidiaries	10,635
Investments in capital	743
Long-term loans	4,862
Long-term claims in bankruptcy, reorganization claims	192
Long-term prepaid expenses	355
Long-term deposits	3,000
Lease deposits	1,494
Others	289
Allowance for doubtful accounts	(2,696)
Total investments and advances	**83,766**
Total fixed assets	**102,405**
Total Assets	**276,277**

(Note) The fraction less than 1 million yen is rounded down.

LIABILITIES	**2004.3**
Current Liabilities:	
Notes payable	29,966
Accounts payable	18,539
Short-term loans	1,200
Current portion of long-term bank loans	600
Accounts payable	10,263
Corporate taxes payable	29,549
Consumption taxes payable	1,884
Accrued expenses	3,159
Advanced received	105
Deposits received	60

Reserve for employees' bonuses	1,233
Stock acquisition rights	25
Other current liabilities	25
Total current liabilities	**96,613**
Long-Term Liabilities	
Long-term bank loans	600
Debentures	15,000
Convertible bonds	40,000
Deferred tax liabilities	2,877
Accrued employees' retirement benefits	1,001
Reserve for retirement allowances	794
Long-term guaranty deposit received	2,863
Total non-current liabilities	**63,136**
Total liabilities	**159,750**
Shareholders' Equity	
Common stock	15,374
Additional paid-in capital	16,364
Retained earnings	90,278
Legal reserve	310
General reserve	55,185
Unappropriated retained earnings	34,782
Net unrealized valuation gains on securities	10,024
Treasury stock, at cost	(15,515)
Total Shareholders' Equity	**116,526**
Total liabilities and shareholders' equity	**276,277**

(Note) Fractions of less than 1 million yen are rounded down.

SAMMY CORPORATION

Non-consolidated Statements of Income (For the year ended March 31, 2004) (millions of yen)

	Amount
Operating Revenue	
Revenue	227,174
Operating Expenses	
Cost of sales	106,579
Sales, general and administrative expenses	47,898
Total	154,477
Operating income	**72,696**
Non-operating income	
Interest and dividend income	261
Other income	215
Total	476
Non-operating expenses	
Interest expenses	(178)
Amortization of bond issue expenses	(641)
Loss on foreign exchange	(140)
Sales discounts	(358)
Other expenses	(413)
Total	(1,732)
Operating profit	**71,440**
Extraordinary Income	
Gain on sale of fixed assets	7
Gain on sale of business unit	169
Gain on sale of investments in securities	3
Total	180
Extraordinary loss	
Loss on disposal of property and equipment	(209)
Loss on sale of investments in securities	(174)
Loss on valuation of investments in subsidiaries	(270)
Loss on investment valuation	(35)
Loss on divestiture of subsidiaries	(194)
Provisions for bad debts	(2,496)
Other extraordinary loss	(6)
Total	(3,387)
Income before income taxes	**68,233**
Income taxes- current	41,000
- deferred	(7,632)
Total	33,367
Net Income for the Year	**34,866**

Unappropriated retained earnings at beginning of the year	1,916
Interim dividend	1,978
Loss of disposal of treasury stock	(21)
Unappropriated retained earnings at end of the year	**34,782**

(Note) Fractions of less than 1 million yen are rounded down.

1. Significant accounting policies

(1) Valuation of securities

Investments in subsidiaries and affiliates are stated at moving-average cost.

Other securities

Securities that have quoted market prices are stated at the market value based on market prices at the fiscal yearend and other factors. The difference between acquisition cost and market value is accounted for as net unrealized holding gains or losses on securities in shareholders' equity, with cost of sales determined by the moving average method.

Other securities without quoted market prices are stated at moving-average cost.

(2) Inventories are stated at cost determined by the average method.

(3) Depreciation of non-current assets

1. Tangible non-current assets

Depreciation is computed by the declining-balance method.

In addition, buildings (excluding attached equipment) acquired on or after April 1, 1998 are depreciated using the straight-line method.

2. Intangible fixed assets

Amortization is computed by the straight-line method. For software for internal use, Sammy adopts the straight-line method based on a useful life of 5 years.

3. Long-term prepaid expenses

Amortization is computed by the straight-line method.

(4) Accounting for deferred assets

All expenses are expensed when incurred.

(5) Accounting for allowances

Allowance for doubtful accounts: The reserve for doubtful accounts is provided in an amount sufficient to cover possible losses estimated as a historical write-off ratio of bad debts for general receivables, with the addition of required amounts for doubtful accounts and bankrupt receivables based on a case-by-case assessment of the possibility of collection.

Accrued employees' bonuses: Accrued employee bonuses are provided based on the estimated amount to be paid.

Accrued retirement benefits for employees: The liability for retirement benefits is based on the estimated amount of benefit obligations and plan assets at the end of the fiscal year. Actuarial gains or losses are treated as a lump-sum expense in the following fiscal year.

Accrued retirement benefits for directors and statutory auditors: The amount of the reserve required at the end of the fiscal year for directors and statutory auditors' retirement benefits is based on company regulations. This allowance is stipulated under Article 43 of the Regulation for the Commercial Code.

(6) Accounting for lease transactions

Finance leases that do not transfer ownership to lessees are accounted for in the same manner as operating leases.

(7) Accounting method for consumption taxes

Consumption taxes are accounted using the net-of-tax method.

(8) Significant hedge accounting method

1. Hedge accounting method

The interest rate swap is treated as a special transaction. ＊

＊ Under special transactions, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

2. Method and item of hedge

Hedge method --------------------- Interest rate swap

Hedge item ------------------------ Interest on debts

3. Hedge policy

The sole purposed of interest swaps is to reduce risks associated with interest fluctuations. The interest rate swap is not used for speculative purposes.

4. Method of evaluating hedge effectiveness

Because the interest rate swap is treated as a special transaction, hedge effectiveness valuation is omitted.

2. Notes to Balance Sheet

(1) Accumulated depreciation of tangible fixed assets: ¥5,117 million
(2) In addition to fixed assets listed on the balance sheet, significant fixed assets used on lease contracts included 301 vehicles for sales and 38 machines for R&D purposes.
(3) Subsidiaries' receivables/debts from subsidiaries
Short-term receivables from subsidiaries: ¥11,861 million
Long- term receivables from subsidiaries: ¥ 4,786 million
Short-term payables to subsidiaries: ¥ 3,895 million
(4) Liabilities for guarantees: ¥2,683 million
(5) The number of shares for stock acquisition rights, issue price, amount appropriated to capital and the issue period, pursuant to Article 280, Section 19 of the pre-revised Commercial Code of Japan are as follows:

1) Stock acquisition rights by resolution of the Ordinary General Meeting of Shareholders on June 27, 2000

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares subject to stock acquisition rights	Common shares
Number of shares subject to stock acquisition rights	28,350
Payment on exercise price of stock acquisition rights(¥)	714
Period for exercise of stock acquisition rights	July 31, 2002-July 30, 2004
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 714 Appropriated to capital: 357
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares subject to the stock acquisition rights is the number of stock acquisition rights approved by special resolution minus invalid stock acquisition rights due to retirement of employees and the number of shares already issued.
2. The number of shares subject to stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2000, a 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.
3. The number of shares for stock acquisition rights is granted in its entirety to employees

2) Stock options by resolution of the Ordinary General Meeting of Shareholders on June 22, 2001

	As of March 31, 2004
Number of stock acquisition rights	—
Class of shares subject to stock acquisition rights	Common shares
Number of shares subject to stock acquisition rights	489,000
Payment on exercise price of stock acquisition rights(¥)	2,830
Period for exercise of stock acquisition rights	July 31, 2003 – July 30 2005
Issue price for shares upon exercise of stock acquisition rights and appropriation to capital (¥)	Issue price: 2,830 Appropriated to capital: 1,415
Conditions for exercise of stock acquisition rights	As stipulated in the Stock Option Agreement agreed to by Sammy and directors and employees of Sammy who will be granted rights, based on resolutions of the Ordinary General Meeting of Shareholders and the Board of Directors.
Restrictions on the transfer of stock acquisition rights	Other than inheritance, no transfer, pledge or other change in the ownership of these stock acquisition rights is permitted.

(Notes) 1. The number of shares for stock acquisition rights is the number of stock acquisition rights approved by special resolution minus invalid stock acquisition rights due to retirement of employees and the number of shares already issued.
2. The number of shares subject to stock acquisition rights and the issue price have been adjusted to account for the 2-for-1 stock split conducted on November 20, 2001, and a 1.5-for-1 stock split conducted on February 27, 2004.
3. The number of shares for stock acquisition rights includes 60,000 shares for directors and 429,000 shares for employees.

(1) Net assets within the definition of Article 93 of the Regulation for the Commercial Code: ¥10,024 million

(2) Total number and type of shares issued and outstanding at the fiscal year-end: total number and type of treasury stock held at the fiscal year-end

Shares issued and outstanding	87,500,718 common shares
Treasury Stock	6,572,839 common shares

(3) Financial statements as of March 31, 2004 have been prepared based on the revised Regulation for the Commercial Code.

2. Note to Statement of Income

(1) Transactions with subsidiaries

Net sales	¥31,093 million
Purchases	¥3,155 million
SG&A expenses	¥2,818 million
Non-operating transactions	¥539 million

(2) Net income per share ¥460.89

SEGA CORPORATION

Balance Sheet

(as of March 31, 2004)

(Unit: millions of yen)

Item	Amount	Item	Amount
(Assets)	(151,078)	(Liabilities)	(61,039)
Current assets	83,510	Current liabilities	33,923
Cash/deposits	53,799	Notes payable	5,689
Notes receivable	968	Accounts payable	4,358
Accounts receivable-trade	12,678	Short-term debt from affiliated companies	739
Merchandize	920	Current portion of long-term debt	600
Finished products	2,556	Current portion of bonds	2,900
Materials	1,577	Current portion of convertible bonds	10,080
Products in process	63	Arrears	1,552
Inventories	126	Accrued expenses payable	7,475
Advances	4,551	Accrued corporate taxes, etc.	53
Prepaid expenses	692	Accrued business facility tax	39
Short-term loans	42	Advances received	243
Short-term loans to affiliated companies	344	Deposit received	112
Accounts receivable-others	5,097	Other	78
Other current assets	610	Fixed liabilities	27,115
Bad-debt reserves	-520	bonds	12,650
Fixed assets	67,444	Convertible bonds	6,806
Tangible fixed assets	22,350	Long-term debt	3,300
Amusement machines and facilities	817	Deferred tax liability	1,018
Buildings	10,354	Allowance for retirement benefits	2,511
Structures	344	Allowance for retirement bonus for directors and auditors	85
Machinery/equipment/transportation equipment	24	Other	744
Vehicles and delivery equipment	9	(Capital)	(90,038)
Tools/furniture and fixtures	1,831	Capital	127,582
Land	8,968	Capital surplus	2,171
Intangible fixed assets	3,126	Capital reserve	2,171
Lease	1,461	Retained earnings	-1,285
Software	1,446	Unabsorbed loss of the current term	-1,285
Telephone subscription right	134	Adjustment on revaluation of land	-6,265
Other	83	Adjustment on evaluation of shares, etc.	1,485
Investment and other assets	41,967	Treasury shares	-33,649
Investments in securities	7,150		
Shares of affiliated companies	23,171		
Investments	6,044		
Long-term loans	2,267		
Long-term loans to employees	32		
Long-term loans to affiliated companies	15,116		
Non-current trade receivables	6,254		
Guarantee money for deposit	1,999		
Long-term prepaid expenses	127		
Other	557		
Bad-debt reserve	-12,790		
Allowance for investment loss	-7,962		
Deferred assets	122		
Bond issuing cost	122		
Total assets	151,078	Total Liabilities and shareholders' equity	151,078

SEGA CORPORATION

Profit and Loss Statement

(From April 1, 2003 to March 31, 2004) (Unit:millions of yen)

		Item	Amount	
Ordinary profit and loss	Operating profit and loss	Operating revenue		
		Sales of products and merchandize	87,835	
		Revenue from amusement facilities	6,858	
		Revenue from royalties	2,574	97,268
		Operating cost		
		Cost of sales of products and merchandize	67,831	
		Cost of revenue from amusement facilities	4,020	
		Sales cost and general administration cost	19,293	91,144
		Operating profit		6,124
	Non-operating profit and loss	Non-operating profit		
		Interests received	246	
		Dividends Received	1,632	
		Revenue from fiduciary obligation	1,041	
		Other	537	3,459
		Non-operating cost		
		Interest cost	192	
		Amortization of bond issuing cost	594	
		Foreign exchange loss	693	
		Loss of investment unions	145	
		Cost of fiduciary obligation	611	
		Other	347	2,584
		Ordinary profit		6,998
Extraordinary profit and loss		Extraordinary profit		
		Gain on sale of investments in securities	547	
		Gain on settlement of donated assets, etc.	33	
		Reversal for bad-loan reserve	680	
		Gain on redemption by purchase of convertible bonds	509	
		Other	138	1,909
		Extraordinary loss		
		Loss on retirement of fixed assets	78	
		Loss on sale of investments in securities	30	
		Loss on evaluation of investments in securities	744	
		Loss on evaluation of the shares of affiliated companies	899	
		Net provisions for investment loss	212	
		Other	286	2,251
Net income before income taxes for the current term				6,655
Corporate tax, resident tax and business tax				-3,000
Net income for the term				9,655
Loss deferred from the preceding term				10,942
Reversal of revaluation reserve for land, net of tax				0
Unappropriated loss for the term				1,285

(Notes)1. Each amount set out in the financial statements is rounded down to the nearest million yen.

2. Significant Accounting Policies

(1) Standards and method of valuation of assets

① inventory assets ....cost method using the moving average method

② marketable securities

Shares in subsidies and affiliated companies ...... cost method using the moving average method

Other securities

Securities with market value

Market value method based on the market price, etc. as of the date of settlement of accounts (any difference arising from the valuation will be accounted for the method of full amount direct transfer to capital and the sales cost will be accounted for using the moving average method)

Securities without market value

cost method using the moving average method

③ derivatives ....market value method

(2) Method of depreciation of fixed assets

① Tangible fixed assets ....constant percentage method

However, the straight line method is used for buildings (excluding attached facilities/equipment) acquired on or after April 1, 1998.

For buildings and structures based on a fixed term land leasehold agreement, the straight line method is used and the life of the buildings and structures is deemed to be the remainder of the fixed term leasehold and their residual value is considered to be zero.

② Intangible fixed assets ....straight line method

Please note that, with respect to software used by the Company itself, the straight line method is used on the basis of the period during which the software can be used for internal purposes (5 years).

(3) Treatment of deferred assets ....Bond issuing expenses will equally be amortized over three (3) years from the time of the expenditure.

(4) Accounting standards for reserves

① Bad-debt reserves

With respect to general claims, the amount calculated based on the actual bad-debt ratio is included in the amount of bad-debt reserves. With respect to certain claims (including claims believed likely to become bad debts), the possibility of collection is considered on a case-by-case basis, and the amount expected to be uncollectible is included in the amount of bad-debt reserves.

② Allowance for investment loss

To reserve for losses arising from investments in affiliates, we allocate the necessary amount to allowances for investment losses in light of the financial conditions, etc. of affiliates.

③ Allowance for retirement benefits

To reserve for the payment of retirement benefits to employees, an amount is reserved based on recognized obligations arising at the date of settlement of accounts on the basis of the estimated amount of retirement benefit obligations and pension assets as of the date of settlement of accounts. Actual differences are written off as expenses using the straight-line method over a fixed number of years not exceeding the average number of remaining years of service of employees at the time the obligations arise (10 years), from the term following that in which they arise.

④ Allowance for retirement bonus for directors and statutory auditors

To reserve for the payment of retirement bonus to directors and statutory auditors, the necessary amount is allocated in accordance with the bylaws. This allowance is stipulated by Article 43 of the enforcement regulations of the Commercial Code of Japan.

(5) Accounting standards for lease transactions
Finance lease transactions in which the transfer of the ownership of leased objects to the lessee is not recognized are treated in an accounting method similar to that used for ordinary lease transactions.

(6) Accounting method for hedge accounting
① Accounting method for hedge transactions
Deferred hedging treatment is applied. Appropriation is applied to foreign currency-denominated claims, obligations, etc. with foreign exchange forwards.
② Hedging methods
Interest rate swaps and foreign exchange forward
③ Hedging scope
Investments in securities and foreign currency-denominated claims, obligations, etc.

④ Hedging policy
With respect to interest rate swaps, the purpose of hedge transactions is to avoid interest volatility risk in investments in securities intended for hedging and with respect to foreign exchange forwards the purpose is to decrease the possibility of losses in foreign currency-denominated claims, obligations, etc. through foreign exchange fluctuations.

(7) Accounting treatment of sales tax, etc.
The accounting treatment of sales tax, etc. uses the tax exclusion method.

3. Additional information
(1) balance of liquidated drafts 2,114 million yen
(2) adoption of a consolidated tax payment system
A consolidated tax payment system has been adopted.
(3) the documents for calculation are prepared in accordance with the revised enforcement regulations of the Commercial Code of Japan, starting this term.

4. Accumulated depreciation of tangible fixed assets 22,341 million yen

5. Revaluation of land
The Company revalued the land used for its business on the basis prescribed by the Land Revaluation Law (Law No.34, March 31, 1998) and the Law to Partially Revise the Land Revaluation Law (Law No.19, March 31, 2001) and the resulting revaluation differences are included as adjustments to the revaluation of land in Shareholders' Equity.

Revaluation method: The value of land is determined by a method that reasonably adjusts the estimated amount of fixed asset taxes as specified by Article 2, Clause 3 of the Statute Implementing the Land Revaluation Law (No. 119 of 1998 Cabinet Order, on March 31, 1998) and assessment by real estate appraisers as specified by Clause 5 of said law.

Date of revaluation	March 31, 2002

The market value of the revalued land for business use at the settlement of accounts is lower than its book amount after the revaluation by:

639 million yen

6. Short-term receivables from affiliated companies	9,380 million yen
Long-term receivables from affiliated companies	15,116 million yen
Short-term payables to affiliated companies	4,603 million yen

7. In addition to the fixed assets included in the balance sheet, certain computers and office and other equipment are used under lease agreements.

8. Loan guarantees	20,628 million yen	
Of that number, foreign-currency loan guarantees	6,208 million yen	(58,741,000 US dollars)
	200 million yen	(1,555,000 euro)
	19 million yen	(Stg99,000 pounds)

9. The amount obtained by deducting the adjustment to the revaluation of land and the adjustment to the evaluation of shares, etc. from net assets in the balance sheet is lower than the sum of capital and capital reserves by:	34,935 million yen
10. Net income per share	62.28 yen

11. Breakdown of donated assets for disposal

Buildings	86 million yen
Land	64 million yen
Investments in securities	1,594 million yen
Shares of affiliated companies	1,561 million yen
Long-term loans receivable	1,900 million yen
Bad dept reserve	-1,120 million yen
Other (investments and other assets)	4,231 million yen
Total	8,317 million yen

12. Volume of transactions with affiliated companies

Operating revenue (sales of products and merchandise and other transactions)	23,394 million yen
Operating cost (cost of sales of products and merchandise and other cost)	24,788 million yen
Volume of transactions other than business transactions	6,840 million yen

13. Breakdown of profit and loss, including the loss on settlement of donated assets

Gain on sale of investments in securities	300 million yen
Loss on sale of investments in securities	-21 million yen
Loss on evaluation of investments in securities	-114 million yen
Loss on evaluation of shares of affiliated companies	-5million yen
Loss on incubation business	326 million yen
Net provisions for bad loan reserve	-420 million yen
Other profit and loss	-33 million yen
Total	33 million yen